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                                                   SEC Registration No. 33-61798
                                                filed pursuant to Rule 424(b)(3)

                           UNAPIX ENTERTAINMENT, INC.

                                SUPPLEMENT NO. 4

                               Dated June 3, 1998

                     To Prospectus dated December 21, 1994

                As previously supplemented by Supplements dated
              March 17, 1995, June 7, 1995 and September 12, 1995

    The Class B Warrants expire on June 22, 1998. The Company has notified brokers that in exchange for reminding the beneficial owners of the Class B Warrants of the imminent expiration date, the Company will pay a communication fee of $.20 per share obtained upon the exercise of a warrant. The communication fee could potentially reduce the net proceeds to the Company by approximately $267,000 if all the Class B Warrants are exercised.

    The Company has engaged, Fechtor, Detwiler & Co., Inc., a broker (the "Standby Purchaser") subject to certain conditions, to purchase an amount of Class B Warrants offered for sale in the market by existing holders of Class B Warrants during the 11-day period preceding the Class B Warrant maturity date, June 22, 1998 ("Open Market Purchases"). Additionally, the Company has reserved the right to modify the Class B Warrants, effective as of such maturity date to
(i) extend the maturity date for a period of three (3) days; and simultaneously
(ii) have all outstanding Class B Warrants deemed tendered to the Standby Purchaser at a price of $.01 per Warrant ("Mandatory Tender Purchases"). The Standby Purchaser has agreed to purchase up to an aggregate of 300,000 Class B Warrants in connection with Open-Market Purchases and Mandatory Tender Purchases, less the number of Class B Warrants exercised by clients of the Standby Purchaser. The Standby Purchaser will immediately exercise all Class B Warrants so purchased.

    Terms used herein and not otherwise defined shall have the meaning ascribed thereto in the attached Prospectus.